EXHIBIT 99.2

Unaudited Consolidated Financial Statements

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three months ended March 31,

(millions of U.S. dollars, except per share amounts)	Notes	2021	2020

CONTINUING OPERATIONS

Revenues	2	1,580	1,520

Operating expenses	5	(1,018)	(1,017)

Depreciation		(46)	(40)

Amortization of computer software		(115)	(111)

Amortization of other identifiable intangible assets		(31)	(30)

Other operating gains (losses), net	6	17	(32)

Operating profit		387	290

Finance costs, net:

Net interest expense	7	(51)	(45)

Other finance (costs) income	7	(6)	47

Income before tax and equity method investments		330	292

Share of post-tax earnings (losses) in equity method investments	8	6,297	(54)

Tax expense	9	(1,594)	(47)

Earnings from continuing operations		5,033	191

Earnings from discontinued operations, net of tax		3	2

Net earnings		5,036	193

Earnings attributable to common shareholders		5,036	193

Earnings per share:	10

Basic earnings per share:

From continuing operations		$10.15	$0.38

From discontinued operations		-	0.01

Basic earnings per share		$10.15	$0.39

Diluted earnings per share:

From continuing operations		$10.13	$0.38

From discontinued operations		-	0.01

Diluted earnings per share		$10.13	$0.39

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended March 31,

(millions of U.S. dollars)	Notes	2021	2020

Net earnings		5,036	193

Other comprehensive (loss) income:

Items that have been or may be subsequently reclassified to net earnings:

Cash flow hedges adjustments to net earnings	7	(15)	3

Cash flow hedges adjustments to equity		9	(3)

Foreign currency translation adjustments to equity		5	(217)

Share of other comprehensive loss in equity method investments	8	(98)	(101)

Related tax benefit on share of other comprehensive loss in equity method investments		23	25

		(76)	(293)

Items that will not be reclassified to net earnings:

Fair value adjustments on financial assets	11	(2)	(8)

Remeasurement on defined benefit pension plans		96	(42)

Related tax (expense) benefit on remeasurement on defined benefit pension plans		(23)	13

Share of other comprehensive loss in equity method investments	8	-	(6)

Related tax benefit on share of other comprehensive loss in equity method investments		-	2

		71	(41)

Other comprehensive loss		(5)	(334)

Total comprehensive income (loss)		5,031	(141)

Comprehensive income (loss) for the period attributable to:

Common shareholders:

Continuing operations		5,028	(143)

Discontinued operations		3	2

Total comprehensive income (loss)		5,031	(141)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		March 31,	December 31,

(millions of U.S. dollars)	Notes	2021	2020

Cash and cash equivalents	11	2,584	1,787

Trade and other receivables		1,049	1,151

Other financial assets	11	77	612

Prepaid expenses and other current assets		448	425

Current assets		4,158	3,975

Property and equipment, net		500	545

Computer software, net		815	830

Other identifiable intangible assets, net		3,397	3,427

Goodwill		5,977	5,976

Equity method investments	8	6,870	1,136

Other non-current assets	12	884	788

Deferred tax		1,179	1,204

Total assets		23,780	17,881

LIABILITIES AND EQUITY

Liabilities

Payables, accruals and provisions	13	1,059	1,159

Current tax liabilities		1,130	251

Deferred revenue		832	866

Other financial liabilities	11	157	376

Current liabilities		3,178	2,652

Long-term indebtedness	11	3,788	3,772

Provisions and other non-current liabilities	14	954	1,083

Deferred tax		1,043	394

Total liabilities		8,963	7,901

Equity

Capital	15	5,465	5,458

Retained earnings		10,119	5,211

Accumulated other comprehensive loss		(767)	(689)

Total equity		14,817	9,980

Total liabilities and equity		23,780	17,881

Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended March 31,

(millions of U.S. dollars)	Notes	2021	2020
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		5,033	191
Adjustments for:
Depreciation		46	40
Amortization of computer software		115	111
Amortization of other identifiable intangible assets		31	30
Share of post-tax (earnings) losses in equity method investments	8	(6,297)	54
Deferred tax		674	(3)
Other	16	30	11
Changes in working capital and other items	16	785	(243)
Operating cash flows from continuing operations		417	191
Operating cash flows from discontinued operations		(37)	(15)
Net cash provided by operating activities		380	176
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	17	(3)	(124)
Proceeds (payments) from disposals of businesses and investments		5	(3)
Dividend from sale of LSEG shares	8	994	-
Capital expenditures		(120)	(142)
Proceeds from disposals of property and equipment		-	19
Other investing activities		1	1
Taxes paid on sale of Refinitiv and LSEG shares		(6)	-
Investing cash flows from continuing operations		871	(249)
Investing cash flows from discontinued operations		(42)	-
Net cash provided by (used in) investing activities		829	(249)
FINANCING ACTIVITIES
Proceeds from debt	11	-	1,020
Repayments of debt	11	-	(645)
Net borrowings under short-term loan facilities	11	-	118
Payments of lease principal		(21)	(18)
Repurchases of common shares	15	(200)	(200)
Dividends paid on preference shares		(1)	(1)
Dividends paid on common shares	15	(194)	(182)
Other financing activities		5	(12)
Net cash (used in) provided by financing activities		(411)	80
Increase in cash and bank overdrafts		798	7
Translation adjustments		(1)	(10)
Cash and bank overdrafts at beginning of period		1,787	825
Cash and bank overdrafts at end of period		2,584	822
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents		2,584	823
Bank overdrafts		-	(1)
		2,584	822
Supplemental cash flow information is provided in note 16.
Interest paid, net of debt related hedges		(14)	(21)
Interest received		1	3
Income taxes paid	16	(86)	(16)

Interest received and interest paid are reflected as operating cash flows.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized (loss) gain on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Total equity

Balance, December 31, 2020	3,719	1,739	5,458	5,211	(8)	(681)	(689)	9,980

Net earnings	-	-	-	5,036	-	-	-	5,036

Other comprehensive income (loss)	-	-	-	73	14	(92)	(78)	(5)

Total comprehensive income (loss)	-	-	-	5,109	14	(92)	(78)	5,031

Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)

Dividends declared on common shares	-	-	-	(200)	-	-	-	(200)

Shares issued under Dividend Reinvestment Plan (“DRIP”)	6	-	6	-	-	-	-	6

Stock compensation plans	72	(71)	1	-	-	-	-	1

Balance, March 31, 2021	3,797	1,668	5,465	10,119	6	(773)	(767)	14,817

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on financial instruments	Foreign currency translation adjustments	AOCL	Total equity

Balance, December 31, 2019	3,576	1,801	5,377	4,965	(3)	(779)	(782)	9,560

Net earnings	-	-	-	193	-	-	-	193

Other comprehensive loss	-	-	-	(33)	(26)	(275)	(301)	(334)

Total comprehensive income (loss)	-	-	-	160	(26)	(275)	(301)	(141)

Dividends declared on preference shares	-	-	-	(1)	-	-	-	(1)

Dividends declared on common shares	-	-	-	(188)	-	-	-	(188)

Shares issued under DRIP	6	-	6	-	-	-	-	6

Repurchases of common shares (see note 15)	2	-	2	(2)	-	-	-	-

Stock compensation plans	49	(49)	-	-	-	-	-	-

Balance, March 31, 2020	3,633	1,752	5,385	4,934	(29)	(1,054)	(1,083)	9,236

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a leading provider of business information services. The Company’s products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service - Reuters.

These unaudited interim consolidated financial statements (“interim financial statements”) were approved by the Company’s Audit Committee of the Board of Directors on May 3, 2021.

Basis of preparation

The interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2020. The interim financial statements comply with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2020. In March 2020, the World Health Organization characterized a novel strain of the coronavirus, known as COVID-19, as a pandemic. The global economy continues to experience substantial disruption due to concerns regarding the spread of COVID-19, as well as from the measures intended to mitigate its impact. Due to the significant uncertainty about the duration and impact of the global economic crisis caused by the COVID-19 pandemic, some of management’s estimates and judgments may be more variable and may change materially in the future.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020, which are included in the Company’s 2020 annual report.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Note 2: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconciles them to reportable segments (see note 3).

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Three months ended March 31,	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Recurring	621	587	295	281	160	158	144	142	-	-	1,220	1,168
Transactions	47	39	89	86	65	60	16	13	-	-	217	198
Global Print	-	-	-	-	-	-	-	-	143	155	143	155
Eliminations/Rounding	-	-	-	-	-	-	-	-	-	-	-	(1)
Total	668	626	384	367	225	218	160	155	143	155	1,580	1,520

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Three months ended March 31,	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
U.S.	526	503	323	308	187	182	49	104	101	115	1,186	1,212
Canada (country of domicile)	16	13	2	3	10	9	1	1	17	16	46	42
Other	5	4	12	12	21	21	2	2	4	4	44	43
Americas (North America, Latin America, South America)	547	520	337	323	218	212	52	107	122	135	1,276	1,297

U.K.	68	59	26	27	4	4	66	7	9	9	173	106
Other	17	16	12	9	-	-	27	27	4	3	60	55
EMEA (Europe, Middle East and Africa)	85	75	38	36	4	4	93	34	13	12	233	161
Asia Pacific	36	31	9	8	3	2	15	14	8	8	71	63
Eliminations/Rounding	-	-	-	-	-	-	-	-	-	-	-	(1)
Total	668	626	384	367	225	218	160	155	143	155	1,580	1,520

Note 3: Segment Information

The Company is organized as five reportable segments, reflecting how the businesses are managed. The accounting policies applied by the segments are the same as those applied by the Company. The segments offer products and services to target customers as described below.

Legal Professionals

The Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

The Corporates segment serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with the Company’s full suite of content-enabled technology solutions for in-house legal, tax, regulatory, compliance and IT professionals.

Tax & Accounting Professionals

The Tax & Accounting Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by the Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

The Reuters News segment supplies business, financial, national and international news to professionals via desktop terminals, including through Refinitiv, the world’s media organizations, industry events and directly to consumers.

Global Print

The Global Print segment provides legal and tax information primarily in print format to customers around the world.

The Company also reports “Corporate costs”, which includes expenses for corporate functions and does not qualify as a reportable segment.

	Three months ended March 31,

	2021	2020
Revenues
Legal Professionals	668	626
Corporates	384	367
Tax & Accounting Professionals	225	218
Reuters News	160	155
Global Print	143	155
Eliminations/Rounding	-	(1)
Consolidated revenues	1,580	1,520

Adjusted EBITDA
Legal Professionals	279	230
Corporates	146	117
Tax & Accounting Professionals	98	84
Reuters News	28	19
Global Print	57	63
Corporate costs	(50)	(33)
Adjusted EBITDA	558	480
Fair value adjustments (see note 5)	4	23
Depreciation	(46)	(40)
Amortization of computer software	(115)	(111)
Amortization of other identifiable intangible assets	(31)	(30)
Other operating gains (losses), net	17	(32)
Consolidated operating profit	387	290
Net interest expense	(51)	(45)
Other finance (costs) income	(6)	47
Share of post-tax earnings (losses) in equity method investments	6,297	(54)
Tax expense	(1,594)	(47)
Earnings from continuing operations	5,033	191

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

Adjusted EBITDA

●

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments, and corporate related items.

●	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, customer service, commercial policy, facilities management, and product and content development. Additionally, product costs are allocated when one segment sells products managed by another segment.

●	Consolidated adjusted EBITDA is comprised of adjusted EBITDA from reportable segments and Corporate costs.

Note 4: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over the contract term and its costs are generally incurred evenly throughout the year. However, the Company’s revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The seasonality of the Company’s operating profit may be further impacted in 2021 by the timing of significant Change Program costs it expects to incur to transform itself from a holding company to an operating company and into a content-driven technology company. The seasonality of the Company’s revenues and operating expenses was impacted by COVID-19 in 2020.

Note 5: Operating Expenses

The components of operating expenses include the following:

	Three months ended March 31,

	2021	2020
Salaries, commissions and allowances	584	561
Share-based payments	18	17
Post-employment benefits	37	33
Total staff costs	639	611
Goods and services(1)	288	330
Content	71	68
Telecommunications	12	12
Facilities	12	19
Fair value adjustments(2)	(4)	(23)
Total operating expenses	1,018	1,017

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.
(2)	Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Note 6: Other Operating Gains (Losses), Net

Other operating gains (losses), net, were $17 million and $(32) million for the three months ended March 31, 2021 and 2020, respectively. The three months ended March 31, 2021 included a benefit from the revaluation of warrants that the Company held in Refinitiv prior to its sale to London Stock Exchange Group (“LSEG”) on January 29, 2021 (see note 8). The three months ended March 31, 2020 included a loss from the revaluation of warrants that the Company held in Refinitiv, which more than offset gains associated with the sale of certain real estate properties and a distribution from an investment.

Note 7: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended March 31,

	2021	2020
Interest expense:
Debt	40	37
Derivative financial instruments — hedging activities	(1)	-
Other, net	7	3
Fair value (gains) losses on cash flow hedges, transfer from equity	(15)	3
Net foreign exchange losses (gains) on debt	15	(3)
Net interest expense — debt and other	46	40
Net interest expense — leases	2	2
Net interest expense — pension and other post-employment benefit plans	4	5
Interest income	(1)	(2)
Net interest expense	51	45

	Three months ended March 31,

	2021	2020
Net losses (gains) due to changes in foreign currency exchange rates	6	(36)
Net gains on derivative instruments	-	(11)
Other finance costs (income)	6	(47)

Net losses (gains) due to changes in foreign currency exchange rates

Net losses (gains) due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net gains on derivative instruments

Net gain on derivative instruments were principally comprised of amounts relating to foreign exchange contracts.

Note 8: Equity Method Investments

On January 29, 2021, the Company and The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone (“Blackstone’s consortium”) closed the sale of Refinitiv to LSEG in an all share transaction. As a result, equity method investments at March 31, 2021 were primarily comprised of the Company’s indirect investment in LSEG shares, which it holds through its direct investment in York Parent Limited and its subsidiaries (“YPL”), formerly Refinitiv Holdings Ltd. (“RHL”). YPL is an entity incorporated under the laws of the Cayman Islands and jointly owned by the Company, Blackstone’s consortium and certain current and former members of Refinitiv senior management. As of March 31, 2021, YPL held a combination of LSEG ordinary shares and LSEG limited-voting ordinary shares (with the shares carrying in aggregate an approximate 30% economic interest and a 22% voting interest in LSEG). At the same date, the Company owned 42.74% of YPL and indirectly owned approximately 72.4 million LSEG shares.

Subject to certain exceptions, the Company and Blackstone’s consortium have otherwise agreed to be subject to a lock-up for their LSEG shares through January 29, 2023. In each of years three and four following closing (starting on January 30, 2023 and January 30, 2024, respectively), the Company and Blackstone’s consortium will become entitled to sell in aggregate one-third of the LSEG shares that were issued. The lock-up arrangement will terminate on January 29, 2025. The ability of current and former members of Refinitiv senior management to sell shares held by them is also subject to certain restrictions.

YPL is entitled to nominate three non-executive LSEG directors for as long as it holds at least 25% of LSEG shares, two LSEG directors for as long as it holds at least 17.5% but less than 25% of LSEG shares and one LSEG director for as long as it holds at least 10% but less than 17.5% of LSEG shares. For so long as YPL is entitled to nominate three directors, one nominee will be a Thomson Reuters representative. Once YPL is released from the lock-up agreement described above, any disposals of LSEG shares will be subject to orderly marketing restrictions. A standstill restriction also applies to YPL under which it (and the underlying investors) have agreed not to, among other matters, acquire further LSEG shares, or make a takeover offer for LSEG for designated time periods. YPL has also committed to vote its LSEG shares in line with the LSEG Board’s recommendation.

The Company accounts for its indirect investment in LSEG at fair value, based on the share price of LSEG, within “Share of post-tax earnings (losses) in equity method investments” in the consolidated income statement. The investment is subject to equity accounting because the LSEG shares are held through YPL, over which the Company has significant influence. As YPL owns only the financial investment in LSEG shares, which the parties intend to sell over time, and is not involved in operating LSEG or the Refinitiv business, the investment in LSEG shares held by YPL is accounted for at fair value. LSEG dividends distributed to the Company from YPL will reduce the investment and will be included in “Other investing activities” in the consolidated statement of cash flow.

Gain on sale of Refinitiv to LSEG and subsequent sale of LSEG shares

The Company recognized a gain of $8,075 million related to the January sale of Refinitiv to LSEG within “Share of post-tax earnings (losses) in equity method investments” in the consolidated income statement. As of the January 29, 2021 closing date, the Company indirectly owned approximately 82.5 million LSEG shares, which included 4.5 million shares from the exercise of warrants the Company previously held in Refinitiv. The transaction was predominantly tax deferred for the Company except for approximately $640 million that is payable in 2021. On March 19, 2021, as permitted under a lock-up exception, the Company instructed YPL to sell approximately 10.1 million LSEG shares for pre-tax net proceeds of $994 million. Over the course of 2021, the Company will pay approximately $225 million of tax on the sale of these shares and will use the remaining after-tax proceeds to pay the approximately $640 million of taxes on the LSEG transaction. The proceeds from the sale of the shares by YPL were distributed to the Company as a dividend that reduced the value of the investment. The proceeds were presented in “Net cash provided by investing activities” within the consolidated statement of cash flow.

The Company’s share of post-tax earnings (losses) in equity method investments as reported in the consolidated income statement is comprised of the following:

	Three months ended March 31,

	2021	2020
YPL (formerly RHL)	6,295	(58)
Other equity method investments	2	4
Total share of post-tax earnings (losses) in equity method investments	6,297	(54)

The 2021 period included an $8,075 million gain from the sale of Refinitiv to LSEG, which was partially offset by $1,612 million of losses from the decline in the value of the Company’s indirect investment in LSEG subsequent to the sale date and $168 million of post-tax losses related to the Refinitiv operations prior to the sale.

The composition of equity method investments as reported in the consolidated statement of financial position is comprised of the following:

	March 31,	December 31,

	2021	2020
YPL (formerly RHL)	6,711	981
Other equity method investments	159	155
Total equity method investments	6,870	1,136

Set forth below is summarized financial information for 100% of YPL at March 31, 2021 (formerly RHL at March 31, 2020).

	Three months ended March 31,

	2021	2020
Revenues	551	1,633

Gain related to the sale of Refinitiv to LSEG	18,645	-
Mark-to-market of LSEG shares	(3,574)	-
Refinitiv net loss prior to its sale to LSEG	(361)	(93)
Net earnings (loss)	14,710	(93)
Remove: Net earnings attributable to non-controlling interests	(11)	(36)
Net earnings (loss) attributable to YPL (formerly RHL)	14,699	(129)
Other comprehensive loss attributable to YPL (formerly RHL)	(214)	(239)
Total comprehensive income (loss) attributable to YPL (formerly RHL)	14,485	(368)

The Company’s share of net earnings attributable to YPL was $6,295 million through March 31, 2021 and reflected changes in the Company’s percentage ownership of RHL and YPL during the three-month period.

The following table reconciles the net assets attributable to YPL to the Company’s carrying value of its investment in YPL:

	March 31,	December 31,

	2021	2020
Assets
Current assets	31	2,071
Non-current assets	16,244	21,094
Total assets	16,275	23,165
Liabilities
Current liabilities	-	3,995
Non-current liabilities	44	14,268
Total liabilities	44	18,263
Net assets	16,231	4,902
Non-controlling interests	-	(2,415)
Net assets attributable to YPL (formerly RHL)	16,231	2,487

Net assets attributable to YPL (formerly RHL) - beginning period	2,487	3,278
Net earnings (loss) attributable to YPL (formerly RHL)	14,699	(1,232)
Other comprehensive (loss) income attributable to YPL (formerly RHL)	(214)	330
Other adjustments(1)	253	111
Distribution to owner	(994)	-
Net assets attributable to YPL (formerly RHL) - ending period	16,231	2,487
Thomson Reuters % share	42.74%	45%
Thomson Reuters $ share	6,937	1,119
Historical excluded equity adjustment(2)	(226)	(138)
Thomson Reuters carrying amount	6,711	981

(1)	Consists of equity transactions excluded from total comprehensive income (loss) attributable to YPL.
(2)	Represents the cumulative impact of equity transactions excluded from the Company’s investment in YPL.

Note 9: Taxation

Tax expense was $1,594 million and $47 million for the three months ended March 31, 2021 and 2020, respectively. The three months ended March 31, 2021 includes $1,538 million of tax expense related to the Company’s earnings in equity method investments, primarily from the gain on sale of its former investment in Refinitiv to LSEG. Additionally, tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Note 10: Earnings Per Share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Three months ended March 31,

	2021	2020
Earnings attributable to common shareholders	5,036	193
Less: Dividends declared on preference shares	(1)	(1)
Earnings used in consolidated earnings per share	5,035	192
Less: Earnings from discontinued operations, net of tax	(3)	(2)
Earnings used in earnings per share from continuing operations	5,032	190

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended March 31,

	2021	2020
Weighted-average number of common shares outstanding	495,507,124	495,781,260
Weighted-average number of vested DSUs	432,846	423,767
Basic	495,939,970	496,205,027
Effect of stock options and TRSUs	998,348	1,940,051
Diluted	496,938,318	498,145,078

Note 11: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

March 31, 2021	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	291	2,293	-	-	2,584
Trade and other receivables	1,049	-	-	-	1,049
Other financial assets - current	77	-	-	-	77
Other financial assets - non-current (see note 12)	34	36	44	110	224
Trade payables (see note 13)	(166)	-	-	-	(166)
Accruals (see note 13)	(719)	-	-	-	(719)
Other financial liabilities - current(1)	(155)	(2)	-	-	(157)
Long-term indebtedness	(3,788)	-	-	-	(3,788)
Other financial liabilities - non current (see note 14)(2)	(200)	-	-	-	(200)
Total	(3,577)	2,327	44	110	(1,096)

December 31, 2020	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	311	1,476	-	-	1,787
Trade and other receivables	1,151	-	-	-	1,151
Other financial assets - current	95	517	-	-	612
Other financial assets - non-current (see note 12)	35	17	46	100	198
Trade payables (see note 13)	(217)	-	-	-	(217)
Accruals (see note 13)	(761)	-	-	-	(761)
Other financial liabilities - current(1)(3)	(374)	(2)	-	-	(376)
Long-term indebtedness	(3,772)	-	-	-	(3,772)
Other financial liabilities - non current (see note 14)(2)	(223)	(1)	-	-	(224)
Total	(3,755)	2,007	46	100	(1,602)

(1)	Includes lease liabilities of $80 million (2020 - $83 million).
(2)	Includes lease liabilities of $200 million (2020 - $223 million).
(3)

Includes a commitment to repurchase up to $200 million of common shares related to the Company’s pre-defined plan with its broker to repurchase the Company’s shares during its internal trading blackout period. See note 15.

Cash and cash equivalents

Of total cash and cash equivalents, $47 million and $43 million at March 31, 2021 and December 31, 2020, respectively, were held in subsidiaries which have regulatory restrictions and were therefore not available for general use by the Company.

Debt-related activity

The Company did not issue notes or make any debt repayments in the three months ended March 31, 2021. The following table provides information regarding notes that the Company repaid in the three months ended March 31, 2020.

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes repaid
January 2020	3.309% Notes, due 2021	C$550
January 2020	3.95% Notes, due 2021	US$139

In January 2020, the Company repaid notes prior to their scheduled maturity dates for $640 million. This amount included early redemption premiums and the settlement of cross-currency swaps. The repayments were funded with commercial paper borrowings.

Commercial paper program

Under its commercial paper program, the Company may issue up to $1.8 billion of notes. There was no outstanding commercial paper at March 31, 2021 and December 31, 2020. In January 2020, the Company issued $630 million of commercial paper, the proceeds of which were used to redeem debt obligations ahead of their maturity. Most of the commercial paper was repaid in February and March 2020, primarily from funds borrowed under the Company’s credit facility.

Credit facility

The Company has a $1.8 billion syndicated credit facility agreement which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility at March 31, 2021 and December 31, 2020. In the three months ended March 31, 2020, the Company borrowed $1.0 billion under this facility, of which a portion of the proceeds was used to repay commercial paper. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at LIBOR/EURIBOR plus 112.5 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion.

The U.K. Financial Conduct Authority, which regulates LIBOR, intends to phase out the majority of LIBOR rates globally by the end of 2021. Key alternative reference rates have been established and progress continues to be made in establishing better liquidity and term structures required to efficiently replace the existing LIBOR structures. With the exception of the LIBOR-based benchmarks within the Company’s external credit facility, the Company has no material agreements with third parties that use or reference LIBOR as a benchmark rate which requires amendment.

The Company must maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three quarters after completion, at which time the ratio would revert to 4.5:1. As of March 31, 2021, the Company was in compliance with this covenant as its ratio of net debt to EBITDA, as calculated under the terms of its syndicated credit facility, was 0.5:1.

Fair Value

The fair values of cash and cash equivalents, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current, in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance risk.

The following is a summary of debt and related derivative instruments that hedged the cash flows of debt:

	Carrying Amount		Fair Value
March 31, 2021	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
C$1,400, 2.239% Notes, due 2025	1,109	(110)	1,145	(110)
$600, 4.30% Notes, due 2023	597	-	649	-
$450, 3.85% Notes, due 2024(1)	241	-	263	-
$500, 3.35% Notes, due 2026	497	-	539	-
$350, 4.50% Notes, due 2043(1)	116	-	118	-
$350, 5.65% Notes, due 2043	342	-	442	-
$400, 5.50% Debentures, due 2035	395	-	500	-
$500, 5.85% Debentures, due 2040	491	-	641	-
Total	3,788	(110)	4,297	(110)
Long-term portion	3,788	(110)

	Carrying Amount		Fair Value
December 31, 2020	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
C$1,400, 2.239% Notes, due 2025	1,093	(100)	1,151	(100)
$600, 4.30% Notes, due 2023	597	-	657	-
$450, 3.85% Notes, due 2024(1)	241	-	266	-
$500, 3.35% Notes, due 2026	497	-	557	-
$350, 4.50% Notes, due 2043(1)	116	-	130	-
$350, 5.65% Notes, due 2043	342	-	471	-
$400, 5.50% Debentures, due 2035	395	-	531	-
$500, 5.85% Debentures, due 2040	491	-	696	-
Total	3,772	(100)	4,459	(100)
Long-term portion	3,772	(100)

(1)	Notes were partially redeemed in October 2018.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

March 31, 2021				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	2,293	-	2,293

Other receivables(1)	-	-	36	36

Financial assets at fair value through earnings	-	2,293	36	2,329

Financial assets at fair value through other comprehensive income(2)	23	21	-	44

Derivatives used for hedging(3)	-	110	-	110

Total assets	23	2,424	36	2,483

Liabilities

Contingent consideration(4)	-	-	(2)	(2)

Financial liabilities at fair value through earnings	-	-	(2)	(2)

Total liabilities	-	-	(2)	(2)

December 31, 2020				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	1,476	-	1,476

Warrants(5)	-	-	517	517

Other receivables(1)	-	-	17	17

Financial assets at fair value through earnings	-	1,476	534	2,010

Financial assets at fair value through other comprehensive income(2)	27	19	-	46

Derivatives used for hedging(3)	-	100	-	100

Total assets	27	1,595	534	2,156

Liabilities

Contingent consideration(4)	-	-	(3)	(3)

Financial liabilities at fair value through earnings	-	-	(3)	(3)

Total liabilities	-	-	(3)	(3)

(1)	Receivables under indemnification arrangement (see note 18).
(2)	Investments in entities over which the Company does not have control, joint control or significant influence.
(3)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.
(4)	Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.
(5)	Warrants related to the Company’s former investment in Refinitiv (see note 8).

The receivable from the indemnification arrangement is a level 3 in the fair value measurement hierarchy. The increase in the receivable between December 31, 2020 and March 31, 2021 reflected additional payments that are expected to be recovered and a fair value loss based on interest rates associated with the indemnifying party’s credit profile.

The following reflects the change in the fair value of the Refinitiv warrants, which are a level 3 in the fair value measurement hierarchy, for the three months ended March 31, 2021:

Three months ended March 31,

2021
December 31, 2020	517
Gain recognized prior to the sale of Refinitiv to LSEG within operating gains (losses), net	9
Exercise of warrants on date of sale of Refinitiv to LSEG (see note 8)	(526)
March 31, 2021	-

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the three months ended March 31, 2021.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	Quoted market prices or dealer quotes for similar instruments;
●	The fair value of cross-currency interest rate swaps are calculated as the present value of the estimated future cash flows based on observable yield curves;
●	The fair value of other receivables considers estimated future cash flows, current market interest rates and non-performance risk; and
●	The fair value of contingent consideration is calculated based on estimates of future revenue performance.

Valuation of the Refinitiv Warrants at December 31, 2020

●

On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv, in which the Company owned a 45% interest, to LSEG, in an all share transaction which closed on January 29, 2021 (see note 8). Under the terms of the warrant agreement, the transaction constituted a change in control whereby the exercise of the warrants in connection with the closing of the transaction entitled the Company to an additional 4.5 million shares of YPL. The value of the warrants at December 31, 2020 reflected the entry into a definitive agreement for the sale of the Refinitiv business on August 1, 2019. The closing of the transaction on January 29, 2021 was not considered an adjusting subsequent event, and therefore the value at December 31, 2020 was not adjusted to incorporate the closing of the transaction. As such, the value was primarily based on the number of incremental shares in YPL to which the Company was entitled upon closing and the share price of LSEG on December 31, 2020. The valuation also incorporated (on a weighted-average basis) other outcomes based on the likelihood of the transaction closing in the first quarter of 2021.

●

The Monte Carlo simulation approach, which was incorporated into the valuation of the Refinitiv warrants, generates values based on the random outcomes from a probability distribution. Key inputs under the Monte Carlo approach include: the estimated equity value of Refinitiv; the capitalization structure of Refinitiv; the expected volatility; the risk-free rate of return; annual dividends or distributions; and assumptions about the timing of a liquidity event.

Note 12: Other Non-Current Assets

	March 31,	December 31,

	2021	2020

Net defined benefit plan surpluses	146	128

Cash surrender value of life insurance policies	338	334

Deferred commissions	104	105

Other financial assets (see note 11)	224	198

Other non-current assets(1)	72	23

Total other non-current assets	884	788

(1)	Includes a tax receivable from HM Revenue & Customs (“HMRC”) of $56 million at March 31, 2021 (see note 18).

Note 13: Payables, Accruals and Provisions

	March 31,	December 31,

	2021	2020

Trade payables	166	217

Accruals	719	761

Provisions	110	111

Other current liabilities	64	70

Total payables, accruals and provisions	1,059	1,159

Note 14: Provisions and Other Non-Current Liabilities

	March 31,	December 31,

	2021	2020

Net defined benefit plan obligations	524	598

Other financial liabilities (see note 11)	200	224

Deferred compensation and employee incentives	109	111

Provisions	113	140

Other non-current liabilities	8	10

Total provisions and other non-current liabilities	954	1,083

Note 15: Capital

Share repurchases - Normal Course Issuer Bid (“NCIB”)

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. Share repurchases are typically executed under a NCIB. Under the current NCIB, the Company may repurchase up to 5 million common shares between January 4, 2021 and January 3, 2022 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that the Company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchase or such other price as may be permitted by TSX.

Details of share repurchases were as follows:

	Three months ended March 31,

	2021	2020

Share repurchases (millions of U.S. dollars)	200	200

Shares repurchased (number in millions)	2.5	2.6

Share repurchases - average price per share in U.S. dollars	$81.45	$78.37

In February 2021, the Company completed the repurchase of $200 million of its common shares under its NCIB. Decisions regarding any future repurchases will depend on factors, such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such a plan with its broker on December 20, 2020. As a result, the Company recorded a $200 million liability in “Other financial liabilities” within current liabilities at December 31, 2020 with a corresponding amount recorded in equity in the consolidated statement of financial position.

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan. Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended March 31,

	2021	2020

Dividends declared per common share	$0.405	$0.380

Dividends declared	200	188

Dividends reinvested	(6)	(6)

Dividends paid	194	182

Note 16: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended March 31,

	2021	2020

Non-cash employee benefit charges	39	40

Net losses (gains) on foreign exchange and derivative financial instruments	6	(46)

Net losses on disposals of businesses and investments	-	3

Revaluation of Refinitiv warrants (see note 11)	(9)	53

Fair value adjustments (see note 5)	(4)	(23)

Other	(2)	(16)

	30	11

Details of “Changes in working capital and other items” are as follows:

	Three months ended March 31,

	2021	2020

Trade and other receivables	94	35

Prepaid expenses and other current assets	(16)	(26)

Other financial assets	17	39

Payables, accruals and provisions	(129)	(235)

Deferred revenue	(32)	(33)

Other financial liabilities	(18)	(39)

Income taxes(1)	884	39

Other	(15)	(23)

	785	(243)

(1)	Reflects working capital associated with current tax liabilities on the LSEG transaction and subsequent sale of LSEG shares (see note 8).

Details of income taxes paid are as follows:

	Three months ended March 31,

	2021	2020

Operating activities - continuing operations	(36)	(11)

Operating activities - discontinued operations	(2)	(5)

Investing activities - continuing operations	(6)	-

Investing activities - discontinued operations(1)	(42)	-

Total income taxes paid	(86)	(16)

(1)	Reflects payments made to HMRC (see note 18).

Note 17: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Acquisitions also include investments in equity method investments.

Acquisition activity

The Company did not acquire any businesses in the three months ended March 31, 2021 and acquired one business in the three months ended March 31, 2020. The related total consideration was as follows:

	Three months ended March 31, 2020

	2021	2020
	Cash Consideration

Business acquired	-	123

Less: Cash acquired	-	(1)

Business acquired, net of cash	-	122

Contingent consideration payments	3	2

	3	124

The following provides a brief description of the acquisition completed during the three months ended March 31, 2020:

Date	Company	Acquiring Segment	Description
March 2020	Pondera Solutions	Legal Professionals	A provider of technology and advanced analytics to combat fraud, waste and abuse in healthcare and large government programs.

Purchase price allocation

Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

Three months ended March 31,

2020
Cash and cash equivalents	1
Trade receivables	3
Current assets	4
Computer software	16
Other identifiable intangible assets	6
Total assets	26
Payables and accruals	(2)
Deferred revenue	(1)
Other financial liabilities	(2)
Current liabilities	(5)
Provisions and other non-current liabilities	(1)
Deferred tax	(3)
Total liabilities	(9)
Net assets acquired	17
Goodwill	106
Total	123

The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for the acquisition completed in 2020 is not expected to be deductible for tax purposes.

The acquisition transaction was completed by acquiring all equity interests of the acquired business.

Other

The revenues and operating profit of the acquired business since the date of acquisition was not material to the Company’s results of operations.

Note 18: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

In February 2018, the U.K. tax authority, HM Revenue & Customs (“HMRC”), issued notices of assessment under the Diverted Profits Tax (“DPT”) regime for the 2015 taxation year of certain of the Company’s current and former U.K. affiliates. The Company paid $31 million in tax, as required under the notices. As management does not believe that these U.K. affiliates fall within the scope of the Diverted Profits Tax regime, the Company appealed these assessments in July 2019 to obtain a refund. In February 2021, HMRC issued DPT notices for the 2016 taxation year aggregating $87 million, which the Company paid in March 2021, as required under the notices. In addition, based on recent discussions with HMRC, management believes it is reasonably possible that HMRC may issue similar notices in the next 6 to 12 months for one or more other taxation years, largely related to businesses that the Company has sold and that are subject to indemnity arrangements. If that occurs, the Company will be required to pay additional taxes to HMRC, including those attributable to the indemnity counterparty, shortly thereafter. If the Company is required to make any additional tax payments, which could be as much as $600 million to $700 million, it intends to vigorously defend its position by contesting the assessments through all available administrative and judicial remedies. The large majority of the anticipated amounts in dispute relates to the Company’s Financial & Risk business, in which it sold a majority interest in 2018. Any payment made by the Company would not be a reflection of its view on the merits of the case. Because management believes that its position is supported by the weight of law, it does not believe that the resolution of this matter will have a material adverse effect on the Company’s financial condition taken as a whole. As a result, the Company would expect to record substantially all of any potential future payments as non-current receivables from HMRC and the indemnity counterparty on its financial statements since the Company would expect to receive refunds of substantially all of any amounts paid pursuant to these notices of assessment. The Company expects that its existing sources of liquidity will be sufficient to fund any required payments.

Note 19: Related Party Transactions

As of March 31, 2021, the Company’s principal shareholder, The Woodbridge Company Limited, beneficially owned approximately 66% of the Company’s common shares.

On March 19, 2021, the Company received a dividend of $994 million from YPL, an equity method investment, related to the sale of LSEG shares (see note 8).

Except for the above transaction, there were no new significant related party transactions during the first quarter of 2021. Refer to “Related party transactions” disclosed in note 31 of the Company’s consolidated financial statements for the year ended December 31, 2020, which are included in the Company’s 2020 annual report, for information regarding related party transactions.